KAYE SCHOLER LLP

04045369

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

October 4, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's February 6, 2004 press release regarding the closing of the EDITIS transaction with Wendel Investissment.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Press Release

LAGARDERE



Paris, September 30th, 2004

CLOSING OF THE EDITIS TRANSACTION
WITH WENDEL Investissement

LAGARDERE and WENDEL Investissement have finalized today the divestiture of the Editis assets put up for sale.

The agreement has been submitted to the relevant workers councils as requested. The antitrust authorities have approved the transaction.

As previously announced, the block sale is based on a Euro 660 mil enterprise value.

LAGARDERE retains control of 40% of the Editis assets ex-VUP (*Larousse, Anaya, Dalloz, Dunod, Armand Colin, Chambers & Harraps*). These assets have been fully consolidated since the start of 2004.

Press Contact:

LAGARDERE Communications Division 33.1.40.69.16.33

Investor Relations Contact:

LAGARDERE Laurent Carozzi 33.1.40.69.18.02